UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-192245-01

                                                    333-192245

MPLX OPERATIONS LLC

MPLX LP

(Exact name of registrant as specified in its charter)

200 E. Hardin Street

Findlay, Ohio 45840

(419) 672-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Debt securities of MPLX Operations LLC

Guarantees by MPLX LP of debt securities of MPLX Operations LLC

(Title of each class of securities covered by this Form)

Common Units representing limited partner interests of MPLX LP

Other classes of units representing limited partner interests of MPLX LP

Debt Securities of MPLX LP

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, each of MPLX Operations LLC and MPLX LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 2, 2015

MPLX OPERATIONS LLC

By:	/s/ J. Michael Wilder
Name:	J. Michael Wilder
Title:	Vice President, General Counsel and Secretary

MPLX LP

By: MPLX GP LLC, its general partner

By:	/s/ J. Michael Wilder
Name:	J. Michael Wilder
Title:	Vice President, General Counsel and Secretary